UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Argan, Inc.
(Name of Issuer)

Common Stock, $0.15 par value
(Title Class of Securities)

74675107
(CUSIP Number)

Alan L. Bazaar

Hollow Brook Wealth Management, LLC

420 Lexington Avenue, Suite 2840

New York, NY 10170

(212) 364-1840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Matthew S. Eisenberg, Esq.

Finn Dixon & Herling LLP

177 Broad Street – 15th Floor

Stamford, CT  06901-2048

(203) 325-5000

January 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

NAME OF REPORTING PERSON: Richard L. Scott

I.R.S. Identification No. of Above Person (Entities Only): N/A

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

PF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 965,255
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 965,255
10 SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

965,255

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

               [            ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.8%

14

TYPE OF REPORTING PERSON:

IN

CUSIP No. 746375107                                                  13D/A                                                                           Page 3 of 4

This Amendment No. 5 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on December 18, 2006 (the “Schedule 13D”), as amended June 8, 2007, November 7, 2007, October 8, 2008 and December 24, 2012, with respect to shares of the Common Stock, $.15 par value (“Common Stock”), of Argan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety to read as follows:

Item 5.

Interest in Securities of the Issuer.

(a)

As of January 22, 2014, the Reporting Person beneficially owned 965,255 shares of Common Stock, which represented 6.8% of the outstanding shares of Common Stock, based upon 14,197,051 shares outstanding as of December 5, 2013, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 9, 2013.

(b)

The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

(c)

The following sale transactions, each an open market transaction in shares of the Common Stock, have been effected by the Reporting Person within the last 60 days:

Share Sales

Trade Date	Price	Quantity
1/10/2014	$30.0614	70,350
1/13/2014	$30.1381	59,030
1/14/2014	$30.4533	9,835
1/16/2014	$30.4032	86,625
1/17/2014	$30.0202	23,915
1/21/2014	$30.0591	59,775
1/22/2014	$30.0044	48,215

All sales were made on the New York Stock Exchange.

(d)

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are the subject of this filing.

(e)

The Reporting Person continues to be the beneficial owner of more than five percent (5%) of the shares of Common Stock.

CUSIP No. 746375107                                                  13D/A                                                                           Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2014

/s/ Richard L. Scott Richard L. Scott